Exhibit 11.1

INTEGRAL SYSTEMS INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

	Twelve Months Ended September 30,
	2005	2004	2003
Numerator:
Net Income	$6,300,920	$6,760,998	$5,018,600
Denominator:
Denominator for basic earnings per share-weighted-average shares	10,282,420	9,895,357	9,713,321
Effect of dilutive securities:
Employee stock options	80,171	24,642	41,380
Contingently issuable shares	171,396	230,349	104,856
Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	10,533,987	10,150,348	9,859,557
Basic earnings per share	$0.61	$0.68	$0.52
Diluted earnings per share	$0.60	$0.67	$0.51